BRAINSTORM CELL THERAPEUTICS INC.

1325 Avenue of Americas 28th Floor

New York, NY 10019

August 28, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Suzanne Hayes

RE:	Brainstorm Cell Therapeutics Inc. Registration Statement on Form S-3 Filed August 16, 2019 File No. 333-233349 Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Brainstorm Cell Therapeutics Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Friday, August 30, 2019, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Any questions regarding this request should be addressed to Thomas B. Rosedale, Esq., at BRL Law Group LLC at (617) 399-6931.

Very truly yours, Brainstorm Cell Therapeutics Inc. /s/ Chaim Lebovits By: Chaim Lebovits Its: President and Chief Executive Officer

cc:	Thomas B. Rosedale, Esq.

(BRL Law Group LLC)